UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

ATTIS INDUSTRIES INC.

(Name of Issuer)

MERIDIAN WASTE SOLUTIONS, INC.

BROOKLYN CHEESECAKE & DESSERTS COMPANY, INC.

(Former Name of Issuer)

Common Stock, par value $0.025 per share

(Title of Class of Securities)

58985L118

(CUSIP Number)

Jeffrey Cosman

12540 Broadwell Road, Suite 2104

Milton, GA 30004

(678) 871-7457

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Jeffrey Cosman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,188,530 **
	9	SOLE DISPOSITIVE POWER 23,188,530 *
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,338,560 ***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

* This amount is comprised of the following votes: (i) 1,014,437 shares of common stock owned directly by Mr. Cosman; (ii) 1,560 shares of common stock owned by Rush The Puck, LLC, an entity in which Mr. Cosman is the majority holder; (iii) 20,000 shares of the Common Stock of the Company issued, in the aggregate, to four limited liability companies in which Mr. Cosman is the manager; (iv) 302,663 shares, based on the assumed exercise of warrants having a $5.16 per share exercise price for a period of five years owned directly by Mr. Cosman; and (v) 21,849,870 votes based on ownership of 51 shares of Series A Preferred Stock, of which Mr. Cosman owns all of the 51 shares of such class authorized, issued and outstanding. Each one (1) share of Series A Preferred Stock shall have voting rights equal to (x) 0.019607 multiplied by the total issued and outstanding Common Stock eligible to vote at the time of the respective vote (the “Numerator”), divided by (y) 0.49, minus (z) the Numerator.

** Pursuant to that certain Resignation and Executive Employment Agreement Termination Agreement dated April 20, 2018, by and among Attis Industries Inc. (formerly Meridian Waste Solutions, Inc.) and Walter H. Hall, Jr. and Mr. Cosman (the “Hall Termination Agreement”), Mr. Cosman agreed to vote the shares represented hereby in favor of certain shareholder actions required thereunder.

*** This amount is comprised of the following shares: (i) 1,014,437 shares of common stock owned directly by Mr. Cosman; (ii) 1,560 shares of common stock owned by Rush The Puck, LLC, an entity in which Mr. Cosman is the majority holder;(iii) 20,000 shares of the Common Stock of the Company issued, in the aggregate, to four limited liability companies in which Mr. Cosman is the manager; (iv) 302,663 shares, based on the assumed exercise of warrants having a $5.16 per share exercise price for a period of five years owned directly by Mr. Cosman.

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Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, $0.025 par value per share (the “Common Stock”), of Attis Industries Inc. (formerly Meridian Waste Solutions, Inc.), a New York corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 12540 Broadwell Road, Suite 2104, Milton, GA 30004.

Item 2 Identity and Background.

The Statement is being filed by Jeffrey S. Cosman (“Mr. Cosman”). Mr. Cosman is the Chief Executive Officer and a Chairman of the Board of Directors of the Issuer with an address at c/o Attis Industries Inc. 12540 Broadwell Road, Suite 2104, Milton, GA 30004.

During the last five years Mr. Cosman has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Effective November 3, 2016, the Issuer completed a 1-for-20 reverse stock split. All share amounts contained herein reflect such reverse stock split.

Mr. Cosman acquired the reported 1,338,560 shares of the Issuer’s common stock and 51 shares of the Issuer’s Series A Preferred Stock (collectively, the “Shares”) as follows:

On October 31, 2014, in accordance with the closing of that certain membership purchase agreement dated October 17, 2014 (the “Purchase Agreement”) disclosed in the Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 22, 2014 and November 5, 2014, 122,400 shares of the common stock of the Issuer were issued to Mr. Cosman and, in connection therewith, 51 shares of Series A Preferred Stock were issued to Mr. Cosman, with designations, rights and preferences as filed in the Issuer’s Certificate of Amendment to Certificate of Incorporation filed with the State of New York on December 8, 2014.

On October 31, 2014, in accordance with the closing of the Purchase Agreement, 191,140 shares of the common stock of the Issuer were issued to Here to Serve Holding Corp. Mr. Cosman is the Chief Executive Officer and director of Here to Serve Holding Corp. and, accordingly, has sole voting power and sole dispositive power over such 191,140 shares.

On January 12, 2015, the Issuer issued 44,452 shares of its common stock to Mr. Cosman received as compensation for services performed for the Issuer.

On April 16, 2015, Mr. Cosman received 235,000 shares of common stock as repayment of certain funds previously advanced to the Issuer

On March 11, 2016, Mr. Cosman received a restricted stock award of 212,654 issued pursuant to the Issuer’s 2016 Equity and Incentive Plan and in accordance with the terms and conditions thereof and of the Employment Agreement between the Issuer and Mr. Cosman and the Restricted Stock Agreement between the Issuer and Mr. Cosman. Pursuant to such documents the shares underlying such award vested on January 1, 2017, upon achievement of certain milestones in the 2016 fiscal year by the Issuer.

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Effective November 30, 2016, pursuant to approval by FINRA, Here To Serve Holding Corporation (“Here To Serve”), a Delaware corporation that owned 166,140 shares of the common stock of the Issuer, completed the distribution of all such shares to its shareholders on a pro rata basis as of October 13, 2016. Accordingly, Mr. Cosman received 104,991 shares of the Issuer’s common stock based on, and in proportion to, his ownership of common stock of Here To Serve. Mr. Cosman is the Chief Executive Officer and sole director of Here To Serve and, accordingly, until the date of such dividend, Mr. Cosman had sole voting and dispositive power of such 166,140 shares of the common stock of the Issuer owned by Here To Serve. Based on Mr. Cosman’s ownership interest in Here To Serve, prior to such distribution, he beneficially owned indirectly 104,991 shares of 166,140 shares of the Issuer’s common stock owned by Here To Serve. Pursuant to Here To Serve’s distribution of shares of common stock of the Issuer, Mr. Cosman received 104,991 shares of the Issuer’s common stock based on, and in proportion to, his ownership of common stock of Here To Serve, beneficially owning such shares directly. Additionally, pursuant to such distribution, Rush The Puck, LLC, an entity in which Mr. Cosman is the majority owner, received 1,560 shares of the Issuer’s common stock.

On January 25, 2017, Mr. Cosman received 212,654 shares of common stock pursuant to the vesting thereof. Such shares were issued as a restricted stock award pursuant to the Issuer’s 2016 Equity and Incentive Plan and in accordance with the terms and conditions thereof and of the Employment Agreement between the Issuer and Mr. Cosman and the Restricted Stock Agreement between the Issuer and Mr. Cosman.

On January 30, 2017, Mr. Cosman purchased from underwriters in the public offering of the Issuer’s common stock and warrants to purchase the Issuer’s common stock pursuant to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 9, 2016, as amended, and as declared effective on January 24, 2017 (the “Offering”) 302,663 shares of the Issuer’s common stock and warrants to purchase 302,663 shares of the Issuer’s common stock for a period of five years at the exercise price of $5.16 per share. Pursuant to the Offering, investors purchased units (“Units”) comprised of one (1) share of the Issuer’s common stock and (1) warrant to purchase the Issuer’s common stock, for a price of $4.13 per Unit. Mr. Cosman paid $1,250,000 for 302,663 Units which include the securities.

On April 21, 2017, the Issuer entered into a Share Exchange Agreement (the "Share Exchange Agreement") with Mobile Science Technologies, Inc. ("MSTI"), pursuant to which the Issuer issued 1,083,017 shares of the Issuer's common stock to the shareholders of MSTI in exchange for 28,333,333 shares of MSTI, based on a valuation of $2.90 per share of the Issuer. Included in the stockholders of MSTI were JS Cosman Enterprises, LLC, a limited liability company in which Mr. Cosman is the Manager; Peanut Lacrosse, LLC, a limited liability company in which Mr. Cosman is the Manager; Bo Hungry, LLC, a limited liability company in which Mr. Cosman is the Manager; and Poots Beast Mode, LLC, a limited liability company in which Mr. Cosman is the Manager.  Pursuant to the Share Exchange, based on respective ownership percentages in MSTI, JS Cosman Enterprises, LLC received at closing 5,000 shares of Issuer's common stock and each of Peanut Lacrosse, LLC, Bo Hungry, LLC and Poots Beast Mode, LLC received 5,000 shares of Issuer's common stock.

On October 26, 2017, Mr. Cosman purchased 100 shares of the Issuer’s common stock on the open market.

Item 4 Purpose of Transaction.

Except in connection with the Employment Agreement and in accordance with the terms and conditions thereof, Mr. Cosman does not have any current plans or proposals which relate to or would result in: (a) the acquisition by Mr. Cosman of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

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Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Cosman beneficially owns 1,338,560 shares of the issued and outstanding common stock of the Issuer, comprised of: (i) 1,014,337 shares of common stock owned directly by Mr. Cosman; (ii) 1,560 shares of common stock owned by Rush The Puck, LLC, an entity in which Mr. Cosman is the majority holder; (iii) 20,000 shares of the Common Stock of the Company issued, in the aggregate, to four limited liability companies in which Mr. Cosman is the manager; and (iv) 302,663 shares, based on the assumed exercise of warrants having a $5.16 per share exercise price for a period of five years owned directly by Mr. Cosman. Such 1,338,560 shares represent approximately 7.6% of the total issued and outstanding shares of the Issuer’s common stock as of the date hereof, assuming no other warrants have been exercised.  Additionally, Mr. Cosman owns all 51 shares of the issued and outstanding Series A Preferred Stock of the Issuer, and each one (1) share of Series A Preferred Stock shall have voting rights equal to (x) 0.019607 multiplied by the total issued and outstanding Common Stock eligible to vote at the time of the respective vote (the “Numerator”), divided by (y) 0.49, minus (z) the Numerator. Therefore, in the aggregate, Mr. Cosman may cast 23,188,530 of 42,843,786 votes, equivalent to approximately 54.1%.

(b) Mr. Cosman holds sole voting and dispositive power over the Shares as issued to him.

(c) Other than disclosed below, there were no transactions by Mr. Cosman in the Issuer’s Common Stock during the last 60 days:

On January 30, 2017, Mr. Cosman purchased from underwriters in the public offering of the Issuer’s common stock and warrants to purchase the Issuer’s common stock pursuant to the Offering 302,663 shares of the Issuer’s common stock and warrants to purchase 302,663 shares of the Issuer’s common stock for a period of five years at the exercise price of $5.16 per share. Mr. Cosman paid $1,250,000 for 302,663 Units which include the securities.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Cosman.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

Except with respect to the requirement to vote in favor of certain shareholder resolutions pursuant to the Hall Termination Agreement, to the knowledge of Mr. Cosman, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Cosman and/or any other person, with respect to any securities of the Issuer.

Item 7 Material to be Filed as Exhibits.

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2018

/s/ Jeffrey Cosman
Jeffrey Cosman

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